

July 20, 2010

Mr. Eugene G. Ballard
Chief Financial Officer
W.R. Berkley Corporation
475 Steamboat Road
Greenwich, CT 06830

> **Re:** **W.R. Berkley Corporation**
> **Form 10-K filed February 26, 2010**
> **DEF 14A filed April 8, 2010**
> **File No. 1-15202**

Dear Mr. Ballard:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Definitive Proxy Statement

Executive Compensation Decisions During the Last Fiscal Year, page 30

1. We note incentive bonuses for your NEO's "other than the CEO and COO are based on a reasoned subjective assessment of individual performance and future potential." However, the Compensation Discussion and Analysis does not disclose the assessment or factors considered when determining the NEO's bonus payments. Please confirm that the 2011 proxy statement will include a discussion of the factors the Compensation Committee considered when determining each NEO's bonus and how the factors were used to determine the amount of the bonus. In the future, if individual and/or corporate goals and performance objectives are used to determine bonuses, these goals and objectives should be described and quantified to the extent practicable. How the level of achievement was used to determine the bonuses should also be discussed.

<u>Discussion of Risk and Compensation Plans, page 33</u>

2. We note that you have provided a discussion of the compensation policies and practices that are intended to ensure that executives are not encouraged to take excessive risks. However, you have not disclosed whether your compensation policies and practices are reasonably likely to have a material adverse effect on you or your business. To the extent that the compensation policies and practices are reasonably likely to have a material adverse effect, please address all the requirements of Item 402(s) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Vanessa Robertson, Staff Accountant, at (202) 551-3649, or Joel Parker, Accounting Branch Chief, at (202) 551-3651 if you have questions regarding the financial statements and related matters. Please contact John Krug, Senior Counsel, at (202) 551-3862 or me at (202) 551-3715 with any other questions.

Sincerely,

Jeffrey Riedler
Assistant Director